FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated February 9, 2022

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

(Address of principal executive offices)

Gustavo Javier Lopez,

Administrative Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 9, 2022

	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Administrative Officer and Investor Relations Officer

34

# 2Q22 | 6M22
# EARNINGS RELEASE



# 01 EARNINGS RELEASE

## Quarter ended December 31, 2021

São Paulo, February 8, 2022 – BrasilAgro (B3: AGRO3) (NYSE: LND), a Brazilian leading company in acquiring, developing, and selling rural properties with high potential for appreciation, announces its consolidated results for the quarter and half year ended December 31, 2021 ("2Q22" and "6M22"). The consolidated information is prepared according to International Financial Reporting Standards (IFRS).

**Webinar 2Q22 | 6M22**
February 9, 2022

Portuguese
(simultaneous translation into English)

1:30 p.m. (Brasília time)
11:30 a.m. (New York time)

Link:
https://mzgroup.zoom.us/webinar/register/WN_T03QXrMaThWMBLSpLGD8mA

### SHARE PRICE

**AGRO3: R$28.61**

**LND: US$5.43**

AGRO B3 LISTED NM

LND LISTED NYSE

### CONTACT INFORMATION

+55 (11) 3035 5374
ri@brasil-agro.com

**Gustavo Javier Lopez**
IRO and CFO

**Ana Paula Zerbinati Ribeiro Gama**
IR Head

**Deise Davanzo**
IR Specialist

**Camila Vitória Stankevicius**
IR Analyst

# 02 MESSAGE FROM MANAGEMENT



The results for the half year ended December 31, 2021 ("6M22") reflect the implementation of our thesis, which combines the creation of value through the sale of land and agricultural products.

In 6M22, we recorded Net Income of R$407.2 million and Adjusted EBITDA of R$530.9 million, resulting in Net Revenue of R$957.6 million, R$316.1 million of which from the sale of farms and R$641.5 million from the sale of agricultural products.

We ended 6M22 having concluded, in November, another year supplying sugarcane with the delivery of 2.2 million tons harvested in an area of 26,600 hectares and production capacity of 83.7 ton/ha (net margin of R$6.379/ha). We also finished the planting of grains and cotton in 80,000 hectares.

The result from sugarcane sales, the healthy development of grain crops, and the prices obtained maintain our expectation of achieving the budget projected for 2021/2022.

Together with the development of our business and operating growth, we furthered the achievement of our sustainability view and the management of ESG aspects. In addition to complying with the law, we have sought to expand the positive impact of our presence in the regions where we operate, with responsibility and ethics.

The Sustainability Report, released in December, complies with the standards of the Global Reporting Initiative (GRI). It highlights the activities of Instituto BrasilAgro that significantly increased the number of individuals impacted by our social programs and donation campaigns.

In the environmental area, we are involved with several initiatives, such as the Carbon+ Project, which evaluates carbon stock, the partnership with Sumitomo Chemical and the NGO Tropical Forest Alliance (TFA), the increased use of biological crop protection products, and the use of technology in precision agriculture, among others.

brasilagro

Looking ahead to the next harvest, despite the challenge posed by input price rises, we remain enthusiastic about our positive revenue trends. Our commitment to creating value in the long term, based on a clear business strategy, is further strengthened by the figures achieved.

# 03 MAIN FIGURES

- Net Revenue of **R$957.6** million (+175%) in 6M22;
- Adjusted EBITDA of **R$530.9** million (+355%), with an EBITDA margin of 45.0% (+19 p.p.) in 6M22;
- Net Income of **R$407.2** million (+680%), with a net margin of 34% (+23 p.p.) in 6M22;
- Cash and Cash Equivalents of **R$899.7** million;
- Production of **2.2 million** tons of sugarcane in the 2021 harvest.

| (R$ thousand) | 4Q21 | 4Q20 | Change | 2021 | 2020 | Change |
|---|---|---|---|---|---|---|
| Revenues from Operations | 263.374 | 118.902 | 122% | 641.460 | 341.115 | 88% |
| Revenues from Farm Sales | 316.174 | 73 | n.a. | 316.174 | 6.862 | n.a. |
| **Net Sales Revenue** | **579.548** | **118.975** | **387%** | **957.634** | **347.977** | **175%** |
| Net Revenue from Operations | 86.042 | 49.165 | 75% | 223.117 | 102.033 | 119% |
| Net Revenue from Farm Sales | 316.174 | 73 | 433015% | 316.174 | 6.862 | n.a. |
| **Net Revenue[1]** | **665.590** | **168.139** | **296%** | **1.180.751** | **450.010** | **162%** |
| **Adjusted EBITDA from Operations** | **88.756** | **48.450** | **83%** | **279.405** | **110.933** | **152%** |
| *Adjusted EBITDA Margin from Operations (%)* | *33,7%* | *40,7%* | -7 p.p. | *43,6%* | *32,5%* | 11 p.p. |
| **Adjusted EBITDA[2]** | **340.290** | **48.493** | 602% | **530.939** | **116.728** | 355% |
| *Adjusted EBITDA Margin (%)* | *51,1%* | *28,8%* | 22 p.p. | *45,0%* | *25,9%* | 19 p.p. |
| **Net Income** | **47.803** | **(23.505)** | **n.a.** | **155.674** | **46.397** | **236%** |
| *Margem Líquida Operacional (%)* | *18,2%* | *-19,8%* | 38 p.p. | *24,3%* | *13,6%* | 13 p.p. |
| **Net Income** | **299.337** | **(23.462)** | **n.a.** | **407.208** | **52.192** | **680%** |
| *Net Income Margin (%)* | *45,0%* | *-14,0%* | 59 p.p. | *34,5%* | *11,6%* | 23 p.p. |

[1] Net Revenue: Considers the change in fair value of biological assets and agricultural product and Impairment.

[2] Adjusted EBITDA was calculated by excluding biological assets in progress (sugarcane and grains planted) and adjusted for the harvest's derivative results and depreciation expenses, including depreciation of fixed assets of the farms, developed areas and permanent crops.

**Definitions:** 2Q22 and 2Q21 – quarters ended December 31, 2021 and 2020, respectively | 6M22 and 6M21 – six-month periods ended December 31, 2021 and 2020, respectively | 2020/2021 Harvest Year – fiscal year beginning July 1, 2020 and ended June 30, 2021 | 2021/2022 Harvest Year – fiscal year beginning July 1, 2021 and ended June 30, 2022.

# Property Portfolio

The Company's property portfolio comprises 267,002 hectares across six Brazilian states, Paraguay, and Bolivia.

## Land Ownership



Total area
19%
267,002
hectares
81%
Arable area
26%
194,742
hectares
74%
Ownership Area
Leasing
Ownership Area
Leasing

| | FARMS | LOCATION | AQUISITION DATE | PROJECT | TOTAL AREA (ha) | ARABLE AREA (ha) |
|---|---|---|---|---|---|---|
| 1 | Jatobá Farm | Jaborandi / BA | mar/07 | Grains and Pasture | 13.276 | 10.208 |
| 2 | Alto Taquari Farm[1] | Alto Taquari / MT | aug/07 | Sugarcane | 1.380 | 809 |
| 3 | Araucária Farm | Mineiros / GO | apr/07 | Sugarcane | 5.534 | 4.051 |
| 4 | Chaparral Farm | Correntina / BA | nov/07 | Grains and Cotton | 37.182 | 26.444 |
| 5 | Nova Buriti Farm | Bonito de Minas / MG | dec/07 | Forest | 24.212 | 17.846 |
| 6 | Preferência Farm | Balanópolis / BA | sep/08 | Grains and Pasture | 17.799 | 12.410 |
| 7 | Partnership II[2] | Ribeiro Gonçalves / PI | nov/13 | Grains | 7.500 | 7.500 |
| 8 | Moroti (Paraguay) | Boquerón | dec/13 | Grains and Pasture | 59.585 | 34.673 |
| 9 | Partnership III[3] | Alto Taquari / MT | may/15 | Sugarcane | 5.624 | 5.624 |
| 10 | Partnership IV[4] | São Raimundo das Mangabeiras / MA | feb/17 | Sugarcane | 15.000 | 15.000 |
| 11 | São José Farm | São Raimundo das Mangabeiras / MA | feb/17 | Grains and Sugarcane | 17.566 | 10.137 |
| 12 | Partnership V[5] | São Félix do Araguaia / MT | aug/18 | Grains | 17.150 | 17.150 |
| 13 | Arrojadinho Farm[6] | Jaborandi / BA | jan/20 | Grains | 16.642 | 10.306 |
| 14 | Rio do Meio Farm[7] | Correntina / BA | jan/20 | Grains | 7.715 | 5.642 |
| 15 | Partnership VII[8] | Baixa Grande do Ribeiro / PI | may/20 | Grains | 5.473 | 5.473 |
| 16 | Serra Grande Farm | Baixa Grande do Ribeiro / PI | may/20 | Grains | 4.489 | 2.904 |
| 17 | Acres del Sud | Bolivia | feb/21 | Grains and Sugarcane | 9.875 | 7.925 |
| 18 | Parceria VIII[9] (Bolivia) | Santa Cruz | fev/21 | Grãos | 1.000 | 640 |
| | **Total** | | | | **267.002** | **194.742** |

[1] The Company will continue to operate 1,157 hectares of the area that was sold in Oct/21 until the 2024 harvest.

[2] BrasilAgro entered into an agricultural exploration partnership in the Parceria II Farm for up to 11 harvests involving up to 10.00 hectares

[3] BrasilAgro entered into an agricultural exploration partnership in the Parceria III Farm potentially up to March 31, 2026.

[4] BrasilAgro entered into an agricultural exploration partnership in the Parceria IV Farm for 15 years of planting of sugarcane, with option of renewal for another 15 years.

[5] BrasilAgro entered into an agricultural exploration partnership in the Parceria V Farm for up to 10 years.

[6] Previously referred as Partnership VI, the Farm was acquired through the merger of Agrifirma.

[7] Farm acquired through the merger of Agrifirma.

[8] BrasilAgro entered into an agricultural exploration partnership in the Parceria VII Farm for up to 10 years.

[9] BrasilAgro entered into an agricultural exploration partnership in the Parceria VIII Farm for one harvest.

The current mix of the production area, which includes owned and leased land, allows greater portfolio management flexibility and reduces operating cash flow volatility.

# Market Value of the Portfolio

Every year we conduct an internal appraisal of the market value of our farms. On June 30, 2021, the market value of our portfolio was R$3.3 billion, a YoY appreciation of 75%.

According to Deloitte Touche Tohmatsu, the consulting firm engaged to appraise our properties, the market value of the portfolio was R$3.4 billion on June 30, 2021.

Adjusting the values by excluding the areas sold (3,723 hectares (2,694 arable hectares) of Alto Taquari Farm and 4,573 hectares (2,859 arable hectares) of Rio do Meio Farm), the market value of our portfolio would have reached R$3.0 billion at the end of 2021, according to the internal appraisal, and R$3.2 billion according to Deloitte.

The table below shows the market appraisals of the portfolio in the last two years, conducted both internally and by Deloitte Touche Tohmatsu:

| PROPERTY | LOCATION | Area 06/30/2020 (hectares) | Area 06/30/2021 (hectares) | BrasilAgro (R$ thousand) | | Deloitte (R$ thousand)[1] | |
|---|---|---|---|---|---|---|---|
| | | | | 30/06/2020 | 30/06/2021 | 30/06/2019 | 30/06/2021 |
| Jatobá Farm | Bahia | 14.930 | 13.276 | 242.504 | 364.847 | 193.560 | 376.100 |
| Alto Taquari Farm[2] | Mato Grosso | 2.538 | 5.103 | 194.504 | 136.239 | 138.300 | 143.397 |
| Araucária Farm | Goiás | 5.534 | 5.534 | 190.276 | 329.142 | 150.500 | 326.680 |
| Chaparral Farm | Bahia | 37.182 | 37.182 | 417.660 | 742.572 | 403.650 | 750.550 |
| Nova Buriti Farm | Minas Gerais | 24.212 | 24.212 | 35.313 | 47.326 | 25.340 | 33.090 |
| Preferência Farm | Bahia | 17.799 | 17.799 | 68.160 | 101.423 | 62.290 | 82.110 |
| São José Farm | Maranhão | 17.566 | 17.566 | 247.572 | 403.322 | 184.300 | 405.880 |
| Arrojadinho Farm | Bahia | 16.642 | 16.642 | 88.482 | 203.156 | 82.610 | 211.370 |
| Rio do Meio Farm | Bahia | 7.715 | 7.715 | 122.687 | 182.408 | 115.100 | 161.768 |
| Serra Grande Farm | Piauí | 4.489 | 4.489 | 30.273 | 68.563 | - | 71.790 |
| Moroti (Paraguay) | Boquerón | 59.585 | 59.585 | 235.270 | 265.973 | 208.814 | 440.627 |
| Acres del Sud (Bolivia)[3] | Santa Cruz | | 9.875 | | 150.066 | | 196.542 |
| **Total** | | **208.192** | **218.978** | **1.872.701** | **2.995.038** | **1.564.464** | **3.199.904** |

[1] Independent Appraisal made in July 2019 due to the merger of Agrifirma.
[2] The area that was sold and will be delivered in 2024 was not discounted.
[3] Deloitte Appraisal made in December 11, 2020. Internal Appraisal (purchase price on Feb/21).

# 04 OPERATING PERFORMANCE

## Production Area by Crop (ha)


Harvest 20/21
161,059
hectares
39%
13%
17%
8%
1%
18%
Soybean
Corn and Corn 2nd Crop
Bean 2nd Crop
Sugarcane
Pasture
Cotton


Harvest 21/22
169,033
hectares
37%
16%
17%
7%
2%
17%
Soybean
Corn and Corn 2nd Crop
Bean 2nd Crop
Sugarcane
Pasture
Cotton

| Area in Production by product (ha) | 20/21 Harvest | 21/22 Harvest | 21/22 Harvest Participation (%) | Change (%) |
|---|---|---|---|---|
| Grains | 89.571 | 96.046 | 56,8% | 7,2% |
| Soybean | 62.077 | 62.627 | 37,0% | 0,9% |
| Corn and Corn 2nd Crop | 21.006 | 27.460 | 16,2% | 30,7% |
| Bean 2nd Crop | 6.488 | 5.960 | 3,5% | -8,1% |
| Sugarcane | 27.831 | 28.992 | 17,2% | 4,2% |
| Pasture | 12.720 | 11.323 | 6,7% | -11,0% |
| Cotton | 1.313 | 4.133 | 2,4% | 214,8% |
| Other | 29.624 | 28.538 | 16,9% | -3,7% |
| **Total** | **161.059** | **169.033** | **100,0%** | **5,0%** |

## Production Area by Property (ha)


Harvest 20/21
161,059
hectares
45%
14%
41%
Owned land operated by BrasilAgro
Owned land leased to third parties
Leased land operated by BrasilAgro


Harvest 21/22
169,033
hectares
51%
10%
39%
Owned land operated by BrasilAgro
Owned land leased to third parties
Leased land operated by BrasilAgro

| Area in Production by product (ha) | 20/21 Harvest | 21/22 Harvest | 21/22 Harvest Participation (%) | Change (%) |
|---|---|---|---|---|
| Own Area | 95.615 | 103.293 | 61,1% | 8,0% |
| Operated by BrasilAgro | 73.442 | 86.323 | 51,1% | 17,5% |
| Leased to third parties | 22.173 | 16.969 | 10,0% | -23,5% |
| Leased area | 65.444 | 65.740 | 38,9% | 0,5% |
| **Total** | **161.059** | **169.033** | **100,0%** | **5,0%** |

The table below shows the estimated growing area per farm in the 2021/2022 harvest year.

| Area in Production by Farm 21/22 Harvest (ha) | Ratoon Cane | Plant Cane | Soybean | Corn | Corn 2nd Crop | Beans | Beans 2nd Crop | Pasture | Cotton | Cotton 2nd Crop | Others | Total |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Alto Taquari Farm | 1.238 | 331 | 410 | | 206 | | | | | | | 2.186 |
| Araucária Farm | 1.196 | 500 | 2.583 | | 710 | | | | | | | 4.989 |
| Partnership III Farm | 4.709 | 454 | 454 | | | | | | | | | 5.617 |
| São José Farm and Partnership IV Farm | 16.000 | 1.500 | 5.400 | 1.700 | 1.000 | | | | | | | 25.600 |
| Jatobá Farm | | | | | | | | | | | 9.766 | 9.766 |
| Chaparral Farm | | | 10.360 | 301 | | 2.085 | | | 2.500 | | 6.876 | 22.210 |
| Preferência Farm | | | | | | | | 7.990 | | | | 7.990 |
| Partnership II Farm | | | 5.313 | 1.846 | 309 | 309 | | | | | | 7.777 |
| Partnership V Farm | | | 17.008 | | 10.826 | | 2.000 | | | 575 | 542 | 30.951 |
| Arrojadinho Farm [3] | | | 2.824 | 319 | 740 | 484 | 370 | 824 | | | 511 | 6.072 |
| Rio do Meio Farm [4] | | | 2.090 | | 490 | | | | | 150 | 3.086 | 5.817 |
| Serra Grande Farm | | | 2.734 | | | | | | | | | 2.734 |
| Partnership VII Farm | | | 2.056 | 3.366 | 374 | | | | | | | 5.796 |
| Morotí* (Paraguay) | | | 4.258 | 4.192 | | 713 | | 2.510 | 820 | | 4.108 | 16.600 |
| Acres del Sud (Bolivia) | 2.011 | 1.053 | 7.136 | 1.081 | | | | | | | 3.660 | 14.941 |
| **Total** | **25.154** | **3.838** | **63.627** | **12.804** | **14.656** | **3.590** | **2.370** | **11.323** | **3.408** | **725** | **28.538** | **169.033** |

## OPERATING SITUATION

### Grains & Cotton


Soybean - Harvest 2021/2022
96%
62,627
Hectares
Planting


Soybean - Harvest 2021/2022
16%
62,627
Hectares
Harvesting

**Corn** - Harvest 2021/2022


82%
12,804
Hectares
Planting

**Corn** - Harvest 2021/2022


12%
12,804
Hectares
Harvesting

**Cotton** - Harvest 2021/2022


93%
3,408
Hectares
Planting

**Cotton** - Harvest 2021/2022


0%
3,408
Hectares
Harvesting

**Beans** - Harvest 2021/2022


79%
3,590
Hectares
Planting

**Beans** - Harvest 2021/2022


26%
3,590
Hectares
Harvesting

| Production per product (tons) | 20/21 Harvest Realized | 21/22 Harvest Estimated | Change (%) | 21/22 Harvest Realized | Change (%) |
|---|---|---|---|---|---|
| Soybean | 173.531 | 196.677 | 13,3% | 196.452 | -0,1% |
| Corn | 31.315 | 82.170 | 162,4% | 84.408 | 2,7% |
| Corn - 2nd Crop | 70.137 | 95.845 | 36,7% | 95.575 | -0,3% |
| Beans | 2.525 | 4.041 | 60,0% | 4.041 | 0,0% |
| Beans - 2nd Crop | 4.912 | 3.417 | -30,4% | 3.006 | -12,0% |
| Cotton | 5.055 | 13.270 | 162,5% | 13.471 | 1,5% |
| Cotton - 2nd Crop | 0 | 3.116 | n.a. | 3.116 | 0,0% |
| **Total** | **287.475** | **398.536** | **38,6%** | **400.070** | **0,4%** |

We expect to increase corn production by 2.7% and cotton production by 1.5%.

This quarter we added approximately 300 hectares to the production area in Bolivia, of which 95 hectares of sugarcane, and 237 hectares of soybean, which were not part of the previous planning. Thus, the loss of approximately 300 hectares of soybean production caused by climate-related flooding was mitigated.

The production of second crop beans should fall by 12.0%, due to weather conditions that affected the planting of beans within the ideal planting period. Consequently, the quality of the bean crop was below expected because of moisture loss.

As of the release of this report, the yields of the soybean harvesting areas in the Midwest were above budget. The other areas are expected to start harvesting in mid-February.

### Sugarcane

| Sugarcane Harvest Year Result | 2020 Harvest Estimated (Apr/01 to Dec/31) | 2021 Harvest Realized (Apr/01 to Dec/31) | Change (%) | 2022 Harvest Estimated (Apr/01 to Dec/31) | Change (%) |
|---|---|---|---|---|---|
| Tons harvested | 2.248.492 | 2.227.327 | -0,9% | 2.094.358 | -6,0% |
| Hectares harvested | 26.832 | 26.608 | -0,8% | 24.907 | -6,4% |
| TCH - Harvest tons per hectares | 83,80 | 83,71 | -0,1% | 84,09 | 0,5% |

Despite the adverse weather conditions, we delivered excellent sugarcane results, due to higher productivity and price. It is worth noting the all-time high sugarcane harvest in Maranhão, which was an important result for the Company's performance.

In December, we finished harvesting first crop sugarcane. We harvested 2.2 million tons of sugarcane, with a TCH (harvest tons per hectare) of 83.7.

### Cattle Raising

| Cattle Raising | 20/21 Harvest Realized | 21/22 Harvest Estimated | Change | 21/22 Harvest Realized (until Dec/31) | Change (%) |
|---|---|---|---|---|---|
| Hectares | 9.636 | 11.984 | 24,4% | 9.756 | -18,6% |
| Number of heads | 14.805 | 16.862 | 13,9% | 16.889 | 0,2% |
| Meat production (kg) | 1.940.329 | 2.580.775 | 33,0% | 743.591 | -71,2% |
| Weight Gain per Day | 0,71 | 0,71 | -0,7% | 0,56 | -21,0% |
| Weight Gain per hectare | 201,37 | 215,34 | 6,9% | 76,2 | -64,6% |

For the Company, cattle raising is a transitory activity aimed at transforming the area. We have 16,900 head of cattle over 9,756 hectares of active pasture in Brazil and Paraguay.

It is important to emphasize that weight gain is historically lower in the first four months of each harvest, due to rainfall distribution and pasture supply.

# 04 FINANCIAL PERFORMANCE

The consolidated financial statements were prepared and are presented under International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board.

## EBITDA and Adjusted EBITDA

EBITDA is presented under the accounting standards, based on Net Income adjusted for interest, taxes, depreciation, and amortization.

Adjusted EBITDA was calculated by excluding gains from biological assets in formation (sugarcane and grains), adjusted by the realized gains/losses on derivatives and depreciation expenses, including depreciation of the farms' fixed assets, depreciation of the developed areas, and depreciation of the permanent crop.

| EBITDA (R$ thousand) | 2Q22 | 2Q21 | Change | 6M22 | 6M21 | Change |
|---|---|---|---|---|---|---|
| **Net Income** | **299.337** | **-23.462** | **n.a.** | **407.208** | **52.192** | **680,2%** |
| Interest | 40.928 | 76.969 | -46,8% | 27.706 | 61.502 | -55,0% |
| Taxes | 33.183 | (6.844) | n.a. | 62.057 | (9.938) | n.a. |
| Depreciations and amortizations | 10.366 | 6.464 | 60,4% | 31.204 | 19.620 | 59,0% |
| Amortization adjustments - IFRS 16 | 10.838 | 5.736 | 88,9% | 37.433 | 22.286 | 68,0% |
| **EBITDA** | **394.652** | **58.863** | **570,5%** | **565.608** | **145.662** | **288,3%** |

| Adjusted EBITDA (R$ thousand) | 2Q22 | 2Q21 | Change | 6M22 | 6M21 | Change |
|---|---|---|---|---|---|---|
| **Net Income** | **299.337** | **-23.462** | **n.a.** | **407.208** | **52.192** | **680,2%** |
| Interest | 40.928 | 76.969 | -46,8% | 27.706 | 61.502 | -55,0% |
| Taxes | 33.183 | (6.844) | n.a. | 62.057 | (9.938) | n.a. |
| Depreciations and Amortizations | 10.366 | 6.464 | 60,4% | 31.204 | 19.620 | 59,0% |
| Amortization adjustments - IFRS 16 | 10.838 | 5.736 | 88,9% | 37.433 | 22.286 | 68,0% |
| Equity pick-up | (5) | (20) | -75,0% | 33 | 24 | 35,7% |
| Other operating income/expenses, net | (2.179) | 5.686 | n.a. | (1.860) | 5.685 | n.a. |
| Elimination of the effects of gains on biological assets (grains and sugarcane planted) | (34.081) | (11.434) | 198,1% | (16.934) | (19.536) | -13,3% |
| Derivatives Results | (18.097) | (4.603) | 293,2% | (15.908) | (15.106) | n.a. |
| **Adjusted EBITDA** | **340.290** | **48.493** | **601,7%** | **530.939** | **116.728** | **354,8%** |

# EBITDA and Adjusted EBITDA from Operations

| EBITDA (R$ thousand) | 2Q22 | 2Q21 | Change | 6M22 | 6M21 | Change |
|---|---|---|---|---|---|---|
| **Net Income** | **47.803** | **-23.505** | **n.a.** | **155.674** | **46.397** | **235,5%** |
| Interest | 40.928 | 76.969 | -46,8% | 27.706 | 61.502 | n.a. |
| Taxes | 33.183 | (6.844) | n.a. | 62.057 | (9.938) | n.a. |
| Depreciations and amortizations | 10.366 | 6.464 | 60,4% | 31.204 | 19.620 | 59,0% |
| Amortization adjustments - IFRS 16 | 10.838 | 5.736 | 89,0% | 37.433 | 22.286 | 68,0% |
| **EBITDA** | **143.118** | **58.820** | **143,3%** | **314.074** | **139.867** | **124,6%** |

| Adjusted EBITDA (R$ thousand) | 2Q22 | 2Q21 | Change | 6M22 | 6M21 | Change |
|---|---|---|---|---|---|---|
| **Net Income** | **47.803** | **-23.505** | **n.a.** | **155.674** | **46.397** | **235,5%** |
| Interest | 40.928 | 76.969 | -46,8% | 27.706 | 61.502 | n.a. |
| Taxes | 33.183 | (6.844) | n.a. | 62.057 | -9.938 | n.a. |
| Depreciations and Amortizations | 10.366 | 6.464 | 60,4% | 31.204 | 19.620 | 59,0% |
| Amortization adjustments - IFRS 16 | 10.838 | 5.736 | 89,0% | 37.433 | 22.286 | 68,0% |
| Equity pick-up | (5) | (20) | -73,0% | 33 | 24 | 35,7% |
| Other operating income/expenses, net | (2.179) | 5.686 | n.a. | (1.860) | 5.685 | n.a. |
| Elimination of the effects of gains on biological assets (grains and sugarcane planted) | (34.081) | (11.433) | 198,1% | (16.934) | (19.536) | -13,3% |
| Derivatives Results | (18.097) | (4.602) | 293,2% | (15.908) | (15.106) | n.a. |
| **Adjusted EBITDA** | **88.756** | **48.450** | **83,2%** | **279.405** | **110.933** | **151,9%** |

brasilagro

# Income Statement

## NET REVENUE FROM SALES

| Net Revenue (R$ thousand) | 2Q22 | 2Q21 | Change | 6M22 | 6M21 | Change |
|---|---|---|---|---|---|---|
| **Total** | **579.548** | **118.975** | **387,1%** | **957.634** | **347.977** | **175,2%** |
| Farms Sale | 316.174 | 73 | n.a. | 316.174 | 6.862 | n.a. |
| Soybean | 83.740 | 4.513 | n.a. | 219.741 | 71.102 | 209,0% |
| Corn | 56.875 | 27.660 | 105,6% | 89.197 | 65.047 | 37,1% |
| Bean | 1.245 | 1.032 | 20,6% | 6.023 | 7.184 | -16,2% |
| Feather Cotton | 10.559 | 6.678 | 58,1% | 18.258 | 8.307 | 119,8% |
| Seed Cotton | 1.615 | 1.207 | 33,8% | 2.830 | 1.207 | 134,5% |
| Sugarcane | 104.517 | 72.018 | 45,1% | 281.642 | 169.741 | 65,9% |
| Cattle Raising | 5.997 | 2.935 | 104,3% | 19.310 | 16.361 | 18,0% |
| Leasing | (2.537) | 3.398 | n.a. | 1.680 | 2.821 | -40,5% |
| Others | 1.363 | (539) | n.a. | 2.778 | (655) | n.a. |

Net revenue from sales reached R$957.6 million in 6M22, a YoY increase of 175%, mainly due to the accounting of the sale of Alto Taquari and Rio do Meio farms, announced in the previous quarter, and higher revenue from agricultural operations (+88%).

## SALE OF FARMS

In 1Q21, we recorded R$8.4 million from the sale of farms, referring to a sale with conditions precedent for delivery at Jatobá Farm, and the effect of the variable consideration. In the first case, 133.0 additional hectares are accounted for upon delivery only.

| Farm Sales (R$ thousand) | 6M22 | 6M21 | Change |
|---|---|---|---|
| Nominal Value of Sale | 461.615 | 8.492 | n.a. |
| Present Value Adjustment | (145.441) | (1.630) | n.a. |
| **Revenue from Farms Sale** | **316.174** | **6.862** | **n.a.** |
| Sales Taxes | (7.973) | (251) | n.a. |
| Selling Costs | (56.667) | (816) | n.a. |
| **Farm Sale Gain** | **251.534** | **5.795** | **n.a.** |

Net revenue from sales reached R$461.6 million in 6M22, due to revenue recognitions of R$329.7 million from the sale of 2,566 hectares (1,537 arable hectares) of Alto Taquari Farm, and R$132.0 million from the sale of 4,573 hectares (2,859 arable hectares) of Rio do Meio Farm.

The Company will continue to operate in 1,157 hectares of the sold area of Alto Taquari Farm until 2024 and, consequently, revenue from the sale of the remaining area will be accounted in the moment of possession.

## SALE OF AGRICULTURAL PRODUCTS

| Net Revenue (R$ thousand) | 2Q22 | 2Q21 | Change | 6M22 | 6M21 | Change |
|---|---|---|---|---|---|---|
| **Total** | **263.374** | **118.902** | **121,5%** | **641.460** | **341.115** | **88,0%** |
| Soybean | 83.740 | 4.513 | n.a. | 219.741 | 71.102 | 209,0% |
| Corn | 56.875 | 27.660 | 105,6% | 89.197 | 65.047 | 37,1% |
| Beans | 1.245 | 1.032 | 20,6% | 6.023 | 7.184 | -16,2% |
| Feather Cotton | 10.559 | 6.678 | 58,1% | 18.258 | 8.307 | 119,8% |
| Seed Cotton | 1.615 | 1.207 | 33,8% | 2.830 | 1.207 | 134,5% |
| Sugarcane | 104.517 | 72.018 | 45,1% | 281.642 | 169.741 | 65,9% |
| Cattle Raising | 5.997 | 2.935 | 104,3% | 19.310 | 16.361 | 18,0% |
| Leasing | (2.537) | 3.398 | n.a. | 1.680 | 2.821 | -40,5% |
| Others | 1.363 | (539) | n.a. | 2.778 | (655) | n.a. |

| | 2Q22 | 2Q21 | Change | 6M22 | 6M21 | Change |
|---|---|---|---|---|---|---|
| **Total** | **506.158** | **501.363** | **1,0%** | **1.575.542** | **1.587.458** | **-0,8%** |
| Soybean | 22.610 | 2.280 | n.a. | 83.483 | 45.619 | 83,0% |
| Corn | 47.736 | 53.320 | -10,5% | 95.195 | 126.406 | -24,7% |
| Beans | 375 | 321 | 16,9% | 1.963 | 1.296 | 51,5% |
| Feather Cotton | 968 | 1.056 | -8,4% | 1.810 | 1.335 | 35,6% |
| Seed Cotton | 1.171 | 1.268 | -7,6% | 1.966 | 1.268 | 55,1% |
| Sugarcane | 432.512 | 442.694 | -2,3% | 1.387.687 | 1.408.722 | -1,5% |
| Cattle Raising | 581 | 371 | 56,5% | 1.784 | 2.231 | -20,0% |
| Others | 205 | 53 | 286,5% | 1.653 | 582 | 184,1% |

Net revenue from operations came to R$641.5 million in 6M22, a YoY increase of 88%. The upturn was mainly due to the increase in unit prices billed.

Revenue from soybean sales increased by R$148.6 million (+209%) YoY in 6M22. In addition to the higher volumes sold, revenue growth was a result of higher soybean prices in the period.

Revenue from corn sales increased by R$24.2 million (+37%) YoY in 6M22. This increase shows the rise in commodity prices in the period, offsetting the lower volume of tons sold.

Revenue from bean sales fell by R$1.2 million (-16%) YoY in 6M22. The poor performance of the bean crop was a result of weather conditions that affected the planting of beans within the ideal planting period, thus impacting the quality of this commodity, which was below expected because of moisture loss.

Revenue from cotton sales increased by R$11.6 million (+122%) YoY in 6M22. In 6M22, 47.9% of the volume sold referred to lint (average price of R$10.09/kg) and 52.1% to seed (average price of R$1.44/kg). The increase in revenue from cotton sales was a result of (i) the oil price rise that makes the competing product more expensive and increases demand for cotton, (ii) the macroeconomic scenario - with the boost of the economy in general, the demand for clothing climbs, consequently increasing demand for cotton and; (iii) the intense activity of the funds that allocate resources in commodities to hedge against inflation.

Revenue from sugarcane sales increased by R$111.9 million (+66%) YoY in 6M22. The upturn in sugarcane prices per ton was a result of higher Consecana prices and commercial negotiations of premiums, which moved up from 0.829 R$/kg in 6M21 to 1.453 R$/kg, growth of 75.3% in 6M22.

Revenue from cattle raising activities increased by R$2.9 million (+18%) YoY in 6M22. The increase in revenue was due to the rise in cattle arroba, which offset the lower sales of cattle.

## GAINS AND LOSSES OF AGRICULTURAL PRODUCTS AND BIOLOGICAL ASSETS

| Biological Assets and Agricultural Products (R$ thousand) | Soybean | Corn (crop) | Cotton | Beans | Sugarcane | Cattle Raising | Others | Gain / Loss 12/31/21 |
|---|---|---|---|---|---|---|---|---|
| Gains and losses in agricultural products | 4.085 | 40.996 | 5.147 | 2.160 | 150.061 | (1.024) | (481) | 200.944 |
| Gains and losses in biological assets | 49.342 | (28.402) | (4.832) | (271) | 21.751 | - | - | 37.588 |
| **Change in fair value of biological assets and agricultural products** | **53.426** | **12.594** | **315** | **1.889** | **171.812** | **(1.024)** | **(481)** | **238.532** |

### Gains and losses of agricultural products

Gains or losses from the variation in the fair value of agricultural products are calculated by the difference between the harvested volume at market value (net of selling expenses and taxes) and production costs incurred (direct and indirect costs, leasing, and depreciation).

Harvested agricultural products are measured at fair value at the time of harvest, taking into account the market price for the corresponding distribution channel of each farm.

| Agricultural Products | Soybean | Corn (crop) | Cotton | Bean | Sugarcane | Cattle Raising | Others | Gain / Loss 12/31/21 |
|---|---|---|---|---|---|---|---|---|
| Area (hectares) | 4.468 | 13.165 | 732 | 456 | 18.563 | 9.756 | 412 | 47.551 |
| Production (Tons or Meat Kgs) | 11.180 | 62.055 | 3.094 | 752 | 1.532.906 | 744 | - | 1.610.730 |
| Yield (Ton./ha) (Kg/Head) | 3 | 4,7 | 4,2 | 1,6 | 82,6 | 0,1 | - | 33,87 |
| Livestock - head of cattle | - | - | - | - | - | 16.889 | - | 16.889 |
| Production fair value (R$ thousand) | 21.174 | 71.993 | 15.036 | 3.342 | 276.357 | 6.553 | 1.993 | 396.449 |
| Production Cost (R$ thousand) | (17.090) | (30.997) | (9.889) | (1.181) | (126.297) | (7.577) | (2.474) | (195.505) |
| **Gain and losses in agricultural products (R$ thousand)** | **4.085** | **40.996** | **5.147** | **2.160** | **150.061** | **(1.024)** | **(481)** | **200.944** |

The table below shows the result of the sugarcane harvest in the fiscal year, including the breakdown of gains (losses) in value of agricultural products:

| Period ended June 30, 2021 | 2020 Harvest (Jul to Dec/2020) | 2021 Harvest (Jan to Jun/2021) | Total |
|---|---|---|---|
| Net Revenue | 176.046 | 88.932 | 264.978 |
| Cost of sales | (133.284) | (98.259) | (231.543) |
| Gain (loss) of agricultural products | 62.106 | 29.103 | 91.209 |
| **Total** | **104.868** | **19.776** | **124.644** |
| Produced Tons | 1.523.835 | 694.421 | 2.218.256 |

| Period ended December 31, 2021 | 2021 Harvest (Jul to Dec/2021) | Total |
|---|---|---|
| Net Revenue | 281.642 | 281.642 |
| Cost of sales | (234.559) | (234.559) |
| Gain (loss) of agricultural products | 150.061 | 150.061 |
| **Total** | **197.144** | **197.144** |
| Produced Tons | 1.532.906 | 1.532.906 |

| Sugarcane Harvest Year | 2020 Harvest (Jan to Dec/2020) | 2021 Harvest (Jan to Dec/2021) | Change[1] |
|---|---|---|---|
| Net Revenue | 218.888 | 370.574 | 69,3% |
| Cost of sales | (186.282) | (332.818) | 78,7% |
| Gain (loss) of agricultural products | 71.685 | 179.164 | 149,9% |
| **Total** | **104.291** | **216.920** | **108,0%** |
| Produced Tons | 2.236.328 | 2.227.327 | -0,4% |

We ended sugarcane harvest in December 2021, with net revenue of R$370.6 million, a YoY increase of 69%. This result arises from higher Consecana prices.

The table below shows the result of the cattle raising activities in the fiscal year, including the breakdown of gains (losses) in value of agricultural products:

| Cattle Raising (R$ thousand) | 6M22 | 6M21 | Change |
|---|---|---|---|
| Net Revenue | 19.310 | 16.361 | 18,0% |
| Cost of sales | (16.781) | (13.936) | 20,4% |
| Gain (loss) of agricultural products | (1.024) | (747) | 37,1% |
| **Total** | **1.505** | **1.678** | **-10,3%** |
| Produced Kgs | 743.591 | 569.411 | 30,6% |

The net revenue from cattle raising activities totaled R$19.3 million, with 743,000 tons of meat produced, a YoY increase of 31%.

## Gains and losses of biological assets

| Biological Assets | Soybean | Corn (crop) | Cotton | Bean | Sugarcane | Gain / Loss 12/31/21 |
|---|---|---|---|---|---|---|
| Area (hectares) | 14.287 | 150 | - | 1.243 | 25.134 | 40.814 |
| Production (Tons) | 50.496 | 1.530 | - | 1.436 | 2.131.488 | 2.184.949 |
| Yield (Ton./ha) | 3,53 | 10,20 | - | 1,15 | 84,81 | 53,53 |
| **Biological Assets (R$ thousand)** | **49.342** | **(28.402)** | **(4.832)** | **(271)** | **21.751** | **37.588** |

Biological assets consist of agricultural products in formation (not yet harvested) measured at fair value. This value takes into account the net present cash flow, considering the best estimates regarding productivity, selling prices, selling expenses, direct and indirect costs, and leasing.

The biological assets corresponding to ratoons of sugarcane represent the total area to be harvested from April 1 to November 30, 2021.

### NET IMPAIRMENT

A provision to adjust inventories at the net realizable value of the agricultural products is created when the value recorded in inventory is higher than the realization value. The realizable value corresponds to the estimated selling price during the normal course of business less the estimated selling expenses.

On December 31, 2021, we recorded a loss of R$15.4 million, impacted by commodity prices on the marking dates.

### PRODUCTION COST

| 21/22 Harvest (%) | Soybean | Corn | Corn 2nd Crop | Beans | Beans 2nd Crop | Cotton | Cotton 2nd Crop | Sugarcane | Cattle Raising |
|---|---|---|---|---|---|---|---|---|---|
| **Variable costs** | **78%** | **80%** | **100%** | **87%** | **100%** | **96%** | **100%** | **70%** | **49%** |
| Seeds | 12% | 17% | 23% | 8% | 20% | 11% | 12% | 0% | 0% |
| Fertilizers | 24% | 35% | 40% | 19% | 18% | 25% | 32% | 13% | 0% |
| Defensives | 21% | 11% | 12% | 22% | 27% | 37% | 32% | 6% | 0% |
| Agricultural services | 18% | 15% | 21% | 21% | 30% | 20% | 21% | 43% | 0% |
| Fuels and Lubricants | 3% | 2% | 4% | 4% | 5% | 3% | 4% | 8% | 0% |
| Maintenance of machines and instruments | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 4% |
| Animal Feed | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 29% |
| Others | 0% | 0% | 0% | 13% | 0% | 0% | 0% | 0% | 16% |
| **Fixed costs** | **22%** | **20%** | **0%** | **13%** | **0%** | **4%** | **0%** | **30%** | **50%** |
| Labor | 4% | 3% | 0% | 6% | 0% | 2% | 0% | 2% | 29% |
| Depreciation and amortization | 1% | 1% | 0% | 1% | 0% | 0% | 0% | 11% | 15% |
| Leasing | 14% | 3% | 0% | 6% | 0% | 2% | 0% | 1% | 0% |
| Others | 3% | 14% | 0% | 0% | 0% | 0% | 0% | 15% | 6% |

| (R$ / ha) | 20/21 Harvest Realized | 20/21 Harvest Estimated | Change (%) |
|---|---|---|---|
| Soybean[1] | 3.761 | 4.630 | 23,1% |
| Corn[1] | 3.395 | 4.626 | 36,3% |
| Corn 2nd Crop | 2.499 | 4.348 | 74,0% |
| Beans | 2.573 | 3.023 | 17,5% |
| Beans 2nd Crop | 2.476 | 2.957 | 19,4% |
| Cotton | 10.037 | 10.879 | 8,4% |
| Cotton 2nd Crop | - | 13.923 | n.a. |
| Sugarcane[2] | 5.549 | 8.089 | 45,8% |
| Others[3] | | 6.203 | n.a. |

(1) includes area opening amortization
(2) sugarcane cost 5.549, does not include lease that may change until the next quarter
(3) Others: wheat, quinoa and sesame

## COST OF GOODS SOLD

| (R thousand) | 2Q22 | 2Q21 | Change | 6M22 | 6M21 | Change |
|---|---|---|---|---|---|---|
| **Cost of Goods Sold** | **(108.862)** | **(53.762)** | **102,5%** | **(294.772)** | **(208.618)** | **41,3%** |
| Soybean | (36.776) | (5.379) | 583,7% | (107.448) | (48.742) | 120,4% |
| Corn | (19.518) | (16.929) | 15,3% | (44.128) | (38.692) | 14,0% |
| Bean | (400) | (710) | -43,7% | (3.275) | (3.885) | -15,7% |
| Feather Cotton | (4.268) | (4.743) | -10,0% | (9.500) | (5.551) | 71,1% |
| Seed Cotton | (2.377) | (799) | 197,5% | (3.164) | (799) | 296,0% |
| Sugarcane | (34.271) | (19.037) | 80,0% | (98.752) | (88.675) | 11,4% |
| Cattle Raising | (5.135) | (1.835) | 179,8% | (16.781) | (13.936) | 20,4% |
| Leasing | (429) | 309 | n.a. | (3.542) | (221) | 1502,7% |
| Others | (5.688) | (4.639) | 22,6% | (8.182) | (8.117) | 0,8% |

| (R thousand) | 2Q22 | 2Q21 | Change | 6M22 | 6M21 | Change |
|---|---|---|---|---|---|---|
| **Realization of the Fair Value of Biological Assets** | **(95.302)** | **(44.772)** | **112,9%** | **(291.570)** | **(97.455)** | **199,2%** |
| Soybean | (10.086) | (2.382) | 323,4% | (98.506) | (21.062) | 367,7% |
| Corn | (31.957) | (12.459) | 156,5% | (42.955) | (26.344) | 63,1% |
| Bean | 1.478 | - | n.a. | (5.528) | - | n.a. |
| Feather Cotton | (5.191) | (3.535) | 46,8% | (9.088) | (4.695) | 93,6% |
| Seed Cotton | 586 | (911) | n.a. | (13) | (911) | -98,6% |
| Sugarcane | (50.407) | (25.495) | 97,7% | (135.807) | (44.609) | 204,4% |
| Others | 275 | 10 | n.a. | 327 | 166 | 97,0% |

| (R thousand) | 2Q22 | 2Q21 | Change | 6M22 | 6M21 | Change |
|---|---|---|---|---|---|---|
| **Total Cost of Goods Sold** | **(204.165)** | **(98.536)** | **107,2%** | **(586.343)** | **(306.074)** | **91,6%** |
| Soybean | (46.862) | (7.761) | 503,8% | (205.954) | (69.804) | 195,0% |
| Corn | (51.475) | (29.388) | 75,2% | (87.083) | (65.035) | 33,9% |
| Bean | 1.078 | (710) | n.a. | (8.803) | (3.885) | 126,6% |
| Feather Cotton | (9.460) | (8.279) | 14,3% | (18.589) | (10.247) | 81,4% |
| Seed Cotton | (1.791) | (1.710) | 4,7% | (3.177) | (1.710) | 85,8% |
| Sugarcane | (84.678) | (44.532) | 90,2% | (234.559) | (133.284) | 76,0% |
| Cattle Raising | (5.135) | (1.835) | 179,8% | (16.781) | (13.936) | 20,4% |
| Leasing | (429) | 309 | n.a. | (3.542) | (221) | 1502,7% |
| Others | (5.413) | (4.630) | 16,9% | (7.855) | (7.952) | -1,2% |

Due to adjustments to the fair value of agricultural products, the YoY changes in unit costs are directly related to the market price of the commodities at the time of harvest for the calculation of Total COGS.

COGS increased by 41.3% YoY in 6M22, mainly due to higher volumes billed in the period, as well as higher unit costs.

Grain COGS rose by R$63.5 million (+70%) YoY in 6M22. The cost was impacted by the variation in volumes sold and fertilizer prices, which were impacted by freight costs and the exchange rate.

Cotton COGS increased by R$9.8 million (+82%) YoY in 6M22. In 6M22, 47.9% of the volume sold referred to lint (average cost of R$10.09/kg) and 52.1% to seed (average cost of R$1.44/kg). The higher cotton cost reflects the variation in the prices of fertilizers and crop protection products, which were impacted by freight and the FX variation in the period.

Sugarcane COGS increased by R$101.3 million (+76%) YoY in 6M22. The cost was impacted by the rising input prices, led mainly by the diesel price hike.

## SELLING EXPENSES

| (R$ thousand) | 2Q22 | 2Q21 | Change | 6M22 | 6M21 | Change |
|---|---|---|---|---|---|---|
| **Selling expenses** | **(12.233)** | **(5.115)** | **139,2%** | **(16.544)** | **(10.552)** | **56,8%** |
| Freight | (2.476) | (333) | 643,5% | (6.274) | (2.412) | 160,1% |
| Storage and Processing | (3.075) | (4.176) | -26,4% | (3.550) | (7.674) | -53,7% |
| Fees | (6.568) | (5) | n.a. | (6.568) | (10) | n.a. |
| Provision for doubtful accounts | (6) | (358) | -98,3% | 33 | (195) | n.a. |
| Others | (108) | (243) | -55,6% | (185) | (261) | -29,0% |

Selling expenses increased by 56.8% YoY in 6M22, due to:

(i) the growth in the Freight line, due to higher volumes sold, the exchange rate, and freight expenses in Bolivia not recorded in 6M21.

(ii) the increase in the Fees line, mainly due to the sale of Alto Taquari Farm.

## GENERAL AND ADMINISTRATIVE EXPENSES

| (R$ thousand) | 2Q22 | 2Q21 | Change | 6M22 | 6M21 | Change |
|---|---|---|---|---|---|---|
| **General and Administrative Expenses** | **(12.216)** | **(9.303)** | **31,3%** | **(25.992)** | **(17.210)** | **51,0%** |
| Depreciation and Amortization | (351) | (296) | 18,8% | (635) | (664) | -4,4% |
| Personnel expenses | (7.764) | (5.898) | 31,6% | (16.011) | (10.468) | 53,0% |
| Expenses with services providers | (1.944) | (1.074) | 81,0% | (3.919) | (2.417) | 62,2% |
| Leases and Rents | (31) | (135) | -76,7% | (285) | (150) | 90,8% |
| Impostos e taxas | (52) | (475) | -89,1% | (1.356) | (1.174) | 15,5% |
| Despesas com Viagens | (284) | (78) | 262,5% | (478) | (132) | 263,1% |
| Despesas com softwares | (400) | (373) | 7,2% | (665) | (678) | -2,0% |
| Others expenses | (1.390) | (975) | 42,7% | (2.642) | (1.528) | 73,0% |

General and administrative expenses increased by 51% YoY in 6M22, due to:

(i) the growth in the Personnel expenses line, due to (i) the payment of bonus for the good results achieved by the Company; (ii) the provision of ILPA (share-based incentive plan), created last quarter and distributed among the four quarters this year; and (iii) the increase in headcount, due to the Company's growth.

(ii) the increase in the Expenses from services provided line, due to additional expenses with legal counseling and portfolio appraisal.

(iii) the change in the Other Expenses line, due to the increase, in Brazilian reais, of expenses with share listing and bookkeeping costs caused by the higher shareholder base, and expenses with civil liability insurance (D&O), which is pegged to the U.S. dollar.

## OTHER OPERATING INCOME / EXPENSES

| (R$ thousand) | 2Q22 | 2Q21 | Change | 6M22 | 6M21 | Change |
|---|---|---|---|---|---|---|
| **Other operating income/expenses** | **1.105** | **(8.513)** | **n.a.** | **9.772** | **(11.326)** | **n.a.** |
| Gain/Loss on sale of fixed assets | (1.592) | (212) | n.a. | (1.180) | (443) | 166,4% |
| Provisions for lawsuits | (340) | 274 | n.a. | (359) | 224 | n.a. |
| Agricultural insurance compensation | - | - | | 8.708 | - | n.a. |
| Unused tax credit | - | (3.964) | n.a. | - | (3.964) | n.a. |
| Subscription bonus | 2.179 | (3.608) | n.a. | 1.860 | (5.685) | n.a. |
| Others | 858 | (1.003) | n.a. | 743 | (1.458) | n.a. |

Other operating income and expenses were impacted in 6M22, chiefly due to revenue from agricultural insurance compensation concerning the crop shortage in Paraguay.

The impact in the Subscription warrants line was a result of the variation in the value of subscription warrants issued upon the absorption of Agrifirma, together with the variation of the Company's share prices.

It is worth noting that, under the transaction, the subscription warrants collateralize the 2-year lockup period, considering the particularities of one of Agrifirma's shareholders, and are not a premium or advantage for any new shareholders.

## FINANCIAL RESULT

| (R$ thousand) | 2Q22 | 2Q21 | Change | 6M22 | 6M21 | Change |
|---|---|---|---|---|---|---|
| **Total** | **(40.928)** | **(76.969)** | **-46,8%** | **(27.706)** | **(61.502)** | **-55,0%** |
| Interest (i) | (19.937) | (5.046) | 295.1% | (35.305) | (11.710) | 201.5% |
| Monetary variation (i) | (34) | (160) | -78,8% | (72) | (343) | -79,0% |
| Exchange variation (ii) | (5.390) | (4.927) | 9,4% | (3.244) | (8.247) | -60,7% |
| Present value adjustment (iii) | 2.027 | (24.814) | n.a. | 36.548 | 55.291 | -33,9% |
| Derivative operations results (iv) | (36.175) | (41.000) | -11,8% | (56.955) | (95.949) | -40,6% |
| Other financial income / expenses (v) | 18.581 | (1.022) | n.a. | 31.322 | (544) | n.a. |

The consolidated financial result is composed of (i) interest on financing; (ii) FX variation on offshore accounts; (iii) present value of receivables due to the sale of Araucária, Alto Taquari, and Jatobá farms, fixed in bags of soybean, and sugarcane leased areas; (iv) result of hedge operations; and (v) bank expenses and charges, and income from investments of cash and cash equivalents.

brasilagro

The increase in the Interest line was a result of the increase in the Selic rate, reflecting directly on the Company's debt that is (i) 50% indexed to inflation; (ii) 19% indexed to CDI; and (iii) 31% indexed to the fixed rate.

The fair value adjustment, totaling R$36.5 million in 6M22, shows the variation in the amount receivable from the sales of Araucária, Jatobá, Alto Taquari, and Rio do Meio farms, fixed in bags of soybean, and the variation of Consecana's price in the lease of Parceria IV Farm.

The result of derivative transactions mainly reflects the result of commodity and dollar hedging transactions that aim to reduce the volatility of the Company's exposure, given that revenues, inventories, biological assets, and receivables from farm sales are positively related to commodity prices and the U.S. dollar.

## DERIVATIVE TRANSACTIONS

## HEDGE POSITION ON FEBRUARY 2, 2022

| Harvest | Soybean | | | FX | | |
|---|---|---|---|---|---|---|
| | Volume | % of hedge[1] | Price (USD/bu) | Volume (thousand) | % of hedge[2] | BRL/USD |
| 21/22 | 99.352 ton | 64,60% | 13,41 | USD 33,592 | 67,20% | 5,50 |
| 22/23 | 18,000 ton | 9,60% | 13,13 | USD 26,281 | - | - |

(1) % of the volume of soybean locked in tons.
(2) % of estimated revenue in USD.

| Harvest | Corn | | | FX | | |
|---|---|---|---|---|---|---|
| | Volume | % of hedge[1] | Price (USD/bu) | Volume (thousand) | % of hedge[2] | BRL/USD |
| 21/22 | 91.618 ton | 59,00% | 67,31 | - | - | - |
| 22/23 | 14.985 ton | 10,00% | 64,50 | - | - | - |

(1) % of the volume of soybean locked in tons.
(2) % of estimated revenue in USD.

| Harvest | Cotton | | | FX | | |
|---|---|---|---|---|---|---|
| | Volume | % of hedge[1] | Price (USD/bu) | Volume (thousand) | % of hedge[2] | BRL/USD |
| 21/22 | 3.384 ton | 59,00% | 83,28 | USD 7.346 | 63,00% | 5,88 |
| 22/23 | 1.875 ton | 19,00% | 80,91 | USD 2.520 | 14,00% | 5,67 |

(1) % of the volume of soybean locked in tons.
(2) % of estimated revenue in USD.

| Harvest | Ethanol | | | FX | | |
|---|---|---|---|---|---|---|
| | Volume | % of hedge[1] | Price (USD/bu) | Volume (thousand) | % of hedge | BRL/USD |
| 21/22 | 4.350 $m^3$ | 4,00% | 1953,00 | - | - | - |
| 22/23 | 28.200 $m^3$ | 26,50% | 3214,00 | - | - | - |

(1) % of the volume of ethanol locked in $m^3$.

brasilagro

# Balance Sheet

## NET ASSET VALUE – NAV

| (R$ thousand) | December 31, 2021 | |
|---|---|---|
| | Book | NAV |
| **BrasilAgro's Equity** | **2.451.476** | **2.451.476** |
| Properties appraisal[1] | | 2.793.472 |
| (-) Balance Sheet - Land Value (Investment Properties) | | (1.015.427) |
| **NAV - Net Asset Value** | **2.451.476** | **4.229.521** |
| Number of Shares Outstanding | 102.377 | 102.377 |
| **NAV per share** | **23,95** | **41,31** |

## CASH AND CASH EQUIVALENTS

| Cash and Cash equivalents (R$ thousand) | 12/31/2021 | 06/30/2021 | Change |
|---|---|---|---|
| **Cash and Cash equivalents** | **899.711** | **1.059.107** | **-15,1%** |
| Cash and Banks | 50.288 | 58.215 | -13.6% |
| Bank deposit certificates | 703.034 | 1.000.892 | -29.8% |
| National Treasury Bills | 94.198 | - | |
| National Treasury Notes | 52.191 | - | |
| **Marketable securities** | **12.752** | **10.455** | **22,0%** |
| Restricted financial investments | 6.890 | 5.224 | 31,9% |
| Bank deposit certificates | 5.862 | 5.231 | 12,1% |
| **Total** | **912.463** | **1.069.562** | **-14,7%** |

## CUSTOMERS

| (R$ thousand) | 12/31/2021 | 06/30/2021 | Change |
|---|---|---|---|
| Sugarcane Sales | 84.090 | 43.233 | 94,5% |
| Grains Sales | 58.778 | 34.502 | 70,4% |
| Cattle Raising Sales | 269 | 155 | 73,5% |
| Leases and Rents | 7.762 | 6.896 | 12,6% |
| Machinery Sales | 1.990 | 1.893 | 5,1% |
| Farm Sales | 146.527 | 77.540 | 89,0% |
| | **299.416** | **164.219** | **82,3%** |
| Provision for doubtful accounts | (1.821) | (1.729) | 5,3% |
| **Current total** | **297.595** | **162.490** | **83,1%** |
| Machinery Sales | - | - | n.a. |
| Farm Sales | 527.321 | 324.937 | 62,3% |
| **Non-current total** | **527.321** | **324.937** | **62,3%** |

## INVENTORIES

| (R$ thousand) | 12/31/2021 | 06/30/21 | Change |
|---|---|---|---|
| Soybean | 3.237 | 169.927 | -98,1% |
| Corn | 1.789 | 40.678 | -95,6% |
| Bean | 3.493 | 11.969 | -70,8% |
| Cotton | 2.557 | 11.114 | -77,0% |
| Other crops | 174 | 224 | -22,3% |
| **Agricultural Products** | **11.250** | **233.912** | **-95,2%** |
| Supplies | 114.367 | 31.947 | 258,0% |
| **Total** | **125.617** | **265.859** | **-52,8%** |

Biological livestock assets are measured at fair value and controlled based on two methodologies: 12 to 15-month calves and steers (heifers) are controlled and valued per head, while older animals are controlled per weight.

| Inventories - Cattle Raising | Total Heads | Value (R$ thousand) |
|---|---|---|
| **In June 30, 2021** | **14.805** | **46.312** |
| Aquisition, Birth \| Aquisition Expenses | 5.898 | 10.429 |
| Handling Expenses | - | 7.577 |
| Sales | (4.914) | (17.484) |
| Deaths | (110) | (285) |
| Donation in Payment | 1.235 | 5.719 |
| Consumption | (25) | (106) |
| Exchange variation | - | 1.219 |
| Fair value variation | - | (1.025) |
| **In December 31, 2021** | **16.889** | **52.356** |

## INDEBTEDNESS

| (R$ thousand) | 12/31/2021 | 06/03/2021 | Change |
|---|---|---|---|
| **Short Term** | **267.747** | **322.046** | **-16,9%** |
| **Long Term** | **320.173** | **341.135** | **-6,1%** |
| Others | 55.267 | 48.498 | 14,0% |
| ARC | 264.906 | 292.637 | -9,5% |
| **Total Indebtedness** | **587.920** | **663.181** | **-11,3%** |
| **(+/-) Derivatives** | **23.215** | **14.001** | **65,8%** |
| (=) Adjusted Gross Debt | 611.135 | 677.182 | -9,8% |
| (-) Cash and cash equivalents | 912.463 | 1.069.562 | -14,7% |
| (=) Adjusted Net Debt | (301.328) | (392.380) | -23,2% |
| **Adjusted EBITDA** | **530.939** | **365.681** | **45,2%** |
| **Adjusted Net Debt / Adjusted EBITDA** | **(0,57x)** | **(1,06x)** | **-47,1%** |
| **Adjusted Net Debt / NAV** | **-7%** | **-9%** | **-22,9%** |

The average cost of debt is 10.1% p.a., with an average maturity of 3.09 years.

## FINANCE LEASES - IFRS 16

With the adoption of IFRS 16, the Company adopted the modified retrospective method considering the value of the right-of-use asset measured at the equivalent value of the lease liability, measured at present value at the lessee's incremental interest rate on the transition date, classified as Finance Leases.

Therefore, the value of the Right-of-use asset and its equivalent value in the Lease liability are measured at present value. After marked to market, the Asset values will be monthly recognized in the manufacturing cost account, according to the respective fraction of each contract, and adjusted by the variation of the soybean or sugarcane bag in Brazilian reais.

The Company's current main contracts subject to IFRS 16 refer to agricultural partnerships and land lease operations, in addition to other less relevant contracts related to the lease of vehicles, properties, and machinery.

In Liabilities, the recognitions will be made after an actual lease payment, and are periodically adjusted by the variation of soybean or sugarcane bag and present value adjustment. The impacts of the present value adjustment will be recognized in the Financial Result.

For further information, please refer to the Notes to the Quarterly Information.

| (R$ thousand) | Nature | 12/31/2021 | 06/30/2021 | Change |
|---|---|---|---|---|
| **Short Term** | | | | |
| Sugarcane Finance Leasing | Partnership III | - | - | n.a. |
| Operating Leases | - | 21.479 | 30.545 | -29,7% |
| | | 21.479 | 30.545 | -29,7% |
| **Long Term** | | | | |
| Sugarcane Finance Leasing | Partnership IV | 100.561 | 97.223 | 3,4% |
| Operating Leases | - | 77.139 | 71.227 | 8,3% |
| | | 177.700 | 168.450 | 0 |
| **Total** | | **199.179** | **198.995** | **0,1%** |

| (R$ thousand) | 06/30/2021 | Exchange Variation | Updates | Payment | New contracts | 12/31/2021 | Change |
|---|---|---|---|---|---|---|---|
| Sugarcane Finance Leasing - Partnership III | - | - | - | (287) | - | - | n.a. |
| Sugarcane Finance Leasing - Partnership IV | 97.223 | - | 3.338 | - | - | 100.561 | -3,3% |
| Operating Leases | - | - | - | - | - | - | n.a. |
| Operating Leases - IFRS 16 | 101.772 | 36 | (6.106) | (1.076) | 3.992 | 98.618 | 3,2% |
| **Total** | **198.995** | **36** | **(2.768)** | **(1.076)** | **3.992** | **199.179** | **-0,1%** |

## INVESTMENT PROPERTIES

The Company's business strategy is based on the acquisition, development, operation, and sale of rural properties suitable for agricultural activities. The Company acquires rural properties with significant potential to create value through the renovation of the asset and the development of profitable agricultural activities.

After the acquisition of our rural properties, we seek to implement higher value-added crops and renovate such properties by investing in infrastructure and technology. According to our strategy, when we understand that a rural property has reached its expected return, we sell it to realize capital gains.

The rural properties acquired by the Company are stated at acquisition cost, which does not exceed its net realizable value, and recorded under "Non-Current Assets".

Investment properties are valued at historical cost plus investments in buildings, improvements, and clearing of areas, less accumulated depreciation, according to the same criteria described for property, plant and equipment.

| (R$ thousand) | Acquisition value | Buildings and improvements | Area Opening | Construction in progress | Investment Properties |
|---|---|---|---|---|---|
| Initial Balance | 781.251 | 66.614 | 100.781 | 48.454 | 997.100 |
| **In June 30, 2021** | | | | | |
| Acquisitions | 361 | 7.814 | 853 | 35.644 | 44.672 |
| Reductions | (55.513) | (7.850) | (15) | (33) | (63.411) |
| Transfers | - | 3.436 | 13.571 | (17.007) | - |
| (-) Depreciation/ Amortization | - | (1.854) | (4.768) | - | (6.622) |
| Cumulative Translation Adjustment | 33.728 | 2.706 | 5.466 | 1.788 | 43.688 |
| **In December 21, 2021** | **759.827** | **70.866** | **115.888** | **68.846** | **1.015.427** |

## DEPRECIATION - AREA CLEARING

| (R$ thousand) | 2Q22 | 2Q21 | Change | 6M22 | 6M21 | Change |
|---|---|---|---|---|---|---|
| Maintenance | (1.209) | (1.029) | 17,4% | (2.331) | (2.001) | 16,5% |
| Opening | (1.260) | (1.138) | 10,7% | (2.435) | (2.271) | 7,2% |
| **Total** | **(2.468)** | **(2.167)** | **13,9%** | **(4.766)** | **(4.273)** | **11,5%** |

## CAPEX – PROPERTY, PLANT AND EQUIPMENT

| (R$ thousand) | Buildings and improvements | Equipments and facilities | Machinery | Furniture and untensils | Construction in progress | Sugarcane | Property, Plant and Equipment |
|---|---|---|---|---|---|---|---|
| Initial Balance | 108 | 16.887 | 20.157 | 2.350 | - | 70.888 | 110.390 |
| In June 30, 2021 | | | | | | | |
| Acquisitions | - | 1.394 | 9.809 | 241 | 10.274 | 7.725 | 29.443 |
| Reductions | - | (130) | (231) | - | - | (185) | (546) |
| Transfers | 17 | 10.471 | (1) | - | (10.274) | (213) | - |
| (-) Depreciation / Amortization | (57) | (967) | 1.878 | (342) | - | (18.144) | (17.632) |
| Cumulative Translation Adjustment | - | 169 | 285 | 28 | - | 385 | 867 |
| **In December 21, 2021** | **68** | **27.824** | **31.897** | **2.277** | **-** | **60.456** | **122.522** |

# 05 ESG

In December, we released the 2020/2021 Sustainability Report and highlighted the main results, reaffirming our commitment to ESG (Environmental, Social, and Governance).

These indexes were raised, strengthening their importance for the Company. As an example, we highlight the activities of Instituto BrasilAgro, that significantly increased the number of individuals impacted by our social programs and donation campaigns.

In 2021, we fine-tuned the Materiality Matrix based on the analysis of sector benchmarks, mainly to:

- United Nations Global Compact,
- Sustainable Development Goals (SDG),
- Sustainability Accounting Standards Board (SASB),
- Global Reporting Initiative (GRI), and
- International Integrated Reporting Council (IIRC).

Our Materiality Matrix was updated after such an assessment and now has the following eight topics:

1. Water Resources
2. Climate Change
3. Integrity and Ethics
4. Occupational Health and Safety
5. Environmental Impact Management
6. Business Performance and Productivity
7. Food Safety and Quality
8. Retention and Career Development

See the Sustainability Report on the IR website (www.ri.brasil-agro.com) and check out all the details of our operations in the 2020/2021 harvest year!


2021
2020/2021
Sustainability
Report
brasilagro

# 06 CAPITAL MARKETS

BrasilAgro was the first agricultural production company to go public on the Novo Mercado segment of B3 (São Paulo Stock Exchange) and the first Brazilian agribusiness company to list ADRs (American Depositary Receipts) on NYSE (New York Stock Exchange).

## Share performance

On February 8, 2021, BrasilAgro's shares (AGRO3) were traded at R$28.61, totaling a market cap of R$2.9 billion, while its ADRs (LND) were traded at US$5.43.


AGRO3 x Ibovespa
(base 100 = 12/31/2021)
110
100
90
80
jul-21
jul-21
jul-21
ago-21
ago-21
set-21
set-21
out-21
out-21
nov-21
nov-21
dez-21
dez-21
AGRO3
IBOV

| HIGHLIGHTS - AGRO3 | 6M22 | 6M21 |
|---|---|---|
| Average Daily Traded Volume (R$) | 13.927.474 | 2.217.723 |
| Maximum (R$ per share) | 36.13 | 21.47 |
| Mininum (R$ per share) | 19.00 | 13.80 |
| Average (R$ per share) | 24.79 | 17.83 |
| Closing Quote (R$ per share) | 30.00 | 20.96 |
| Variation in the period (%) | 43.1% | 32.34% |

**Disclaimer**

The statements contained herein related to BrasilAgro's business outlook, projection on operating and financial results, and those related to the Company's growth are mere projections and, as such, are based exclusively on management's expectations about the future of the business. These expectations depend substantially on market conditions, the performance of the Brazilian economy, the industry, and international markets, and are therefore subject to change without notice.

## 07 WEIGHTS AND MEASURES USED IN AGRIBUSINESS

| Pesos e medidas usados na atividade agropecuária | | |
|---|---|---|
| 1 tonelada | 1.000 kg | |
| 1 quilo | 2,20462 libras | |
| 1 libra | 0,45359 kg | |
| 1 acre | 0,1840 alqueire | |
| 1 hectare (ha) | 2,47105 acres | |
| 1 hectare (ha) | 10.000 $m^2$ | |
| 1 alqueire | 5,4363 acres | |
| **Soja** | | |
| 1 bushel de soja | 60 libras | 27,2155 kg |
| 1 saca de soja | 60 kg | 2,20462 bushels |
| 1 bushel/acre | 67,25 kg/ha | |
| 1,00 US$/bushel | 2,3621 US$/saca | |
| **Milho** | | |
| 1 bushel de milho | 56 libras | 25,4012 kg |
| 1 saca de milho | 60 kg | 2,36210 bushels |
| 1 bushel/acre | 62,77 kg/ha | |
| 1,00 US$/bushel | 2,3621 US$/saca | |
| **Pecuária** | | |
| 1 arroba (boi magro) | 30 kg | |
| 1 arroba | 15 kg | |

# 08 INCOME STATEMENT

| (R$ thousand) | 2Q22 | 2Q21 | Change | 6M22 | 6M21 | Change |
|---|---|---|---|---|---|---|
| Revenues from Farm Sales | 316.174 | 73 | n.a. | 316.174 | 6.862 | n.a. |
| Revenues from grains | 143.668 | 34.088 | 321% | 318.713 | 146.187 | 118% |
| Revenues from cotton | 12.350 | 7.946 | 55% | 21.420 | 9.602 | 123% |
| Revenues from sugarcane | 104.600 | 72.017 | 45% | 281.822 | 169.743 | 66% |
| Revenues from cattle raising | 6.085 | 2.986 | 104% | 19.959 | 16.896 | 18% |
| Revenues from farm leasing | 2.920 | 3.220 | -9% | 8.875 | 6.791 | 31% |
| Other revenues | 1.402 | 641 | 119% | 3.563 | 968 | 268% |
| Deductions from gross revenue | (7.651) | (1.997) | 283% | (12.892) | (9.072) | 42% |
| **Net Sales Revenue** | **579.548** | **118.974** | **387%** | **957.634** | **347.977** | **175%** |
| Change in fair value of biological assets and agricultural products | 92.692 | 49.164 | 89% | 238.532 | 99.763 | 139% |
| Impairment | (6.650) | 1 | n.a. | (15.415) | 2.270 | n.a. |
| **Net Revenue** | **665.590** | **168.139** | **296%** | **1.180.751** | **450.010** | **162%** |
| Cost of Farm Sale | (64.640) | (30) | n.a. | (64.640) | (1.067) | n.a. |
| Cost of agricultural products sale | (204.164) | (98.535) | 107% | (586.343) | (306.074) | 92% |
| **Gross Profit** | **396.786** | **69.574** | **470%** | **529.768** | **142.869** | **271%** |
| **Selling Expenses** | **(12.233)** | **(5.115)** | **139%** | **(16.544)** | **(10.552)** | **57%** |
| **General and Administrative Expenses** | **(12.215)** | **(9.303)** | **31%** | **(25.992)** | **(17.211)** | **51%** |
| Depreciation and Amortization | (295) | (295) | 0% | (579) | (664) | -13% |
| Personnel expenses | (7.763) | (5.897) | 32% | (16.012) | (10.468) | 53% |
| Expenses with services providers | (1.944) | (1.075) | 81% | (3.919) | (2.417) | 62% |
| Leases and Rents | (163) | (135) | 21% | (417) | (150) | 178% |
| Others expenses | (2.050) | (1.901) | 8% | (5.065) | (3.512) | 44% |
| **Other operating income/expenses, net** | **1.105** | **(8.513)** | n.a. | **9.772** | **(11.326)** | **n.a.** |
| **Equity pick up** | **5** | **20** | -75% | **(33)** | **(24)** | **38%** |
| **Financial result** | **(40.928)** | **(76.969)** | -47% | **(27.706)** | **(61.502)** | **-55%** |
| Financial income | 137.504 | 177.947 | -23% | 323.162 | 365.220 | -12% |
| Interest on Financial Investments | 19.828 | 583 | n.a. | 33.404 | 1.578 | n.a. |
| Interest on assets | 497 | 251 | 98% | 819 | 313 | 162% |
| Monetary variations | - | - | n.a. | - | - | n.a. |
| Foreign exchange variations | 4.528 | 2.504 | 81% | 10.514 | 6.323 | 66% |
| Income from leasings' present value adjustment | (17.229) | (1) | n.a. | - | 2.894 | -100% |
| Income from receivables from farm sales' present value | 62.006 | 39.455 | 57% | 104.565 | 143.434 | -27% |
| Realized results with derivatives | 14.148 | 24.323 | -42% | 37.402 | 64.001 | -42% |
| Unrealized results with derivatives | 53.726 | 110.832 | -52% | 136.458 | 146.677 | -7% |
| Financial expenses | (178.432) | (254.916) | -30% | (350.868) | (426.722) | -18% |
| Interest expenses | (836) | (297) | 181% | (1.434) | (624) | 130% |
| Bank charges | (411) | (1.308) | -69% | (648) | (1.498) | -57% |
| Interest on liabilities | (20.434) | (5.297) | 286% | (36.124) | (12.023) | 200% |
| Foreign exchange variations | (9.918) | (7.431) | 33% | (13.758) | (14.570) | -6% |
| Expense from leasings' present value adjustment | (2.038) | (15.600) | -87% | (3.969) | (30.418) | -87% |
| Expense from receivables from farm sales' present value | (40.712) | (48.668) | -16% | (64.048) | (60.619) | 6% |
| Realized results with derivatives | (31.799) | (28.925) | 10% | (78.039) | (79.107) | -1% |
| Unrealized results with derivatives | (72.250) | (147.230) | -51% | (152.776) | (227.520) | -33% |
| **Profit (loss) before income and social contribution taxes** | **332.520** | **(30.306)** | n.a. | **469.265** | **42.254** | **n.a.** |
| Income and social contribution taxes | (33.183) | 6.844 | n.a. | (62.057) | 9.938 | n.a. |
| **Profit (loss) for the period** | **299.337** | **(23.462)** | n.a. | **407.208** | **52.192** | **680%** |
| Outstanding shares at the end of the period | 102.377.008 | 62.104.301 | 65% | 102.377.008 | 62.104.301 | 65% |
| **Basic earnings (loss) per share - R$** | **2,92** | **-0,38** | n.a. | **3,98** | **0,84** | **373%** |

brasilagro

# 09 BALANCE SHEET - ASSETS

| Assets (R$ thousand) | 12/31/2021 | 06/30/2021 | Change |
|---|---|---|---|
| **Current assets** | | | |
| Cash and Cash equivalents | 899.711 | 1.059.107 | -15% |
| Derivative financial instruments | 20.561 | 32.657 | -37% |
| Trade accounts receivable | 325.670 | 192.606 | 69% |
| Inventories | 125.617 | 265.859 | -53% |
| Biologial assets | 410.845 | 210.489 | 95% |
| Transactions with related parties | 0 | 488 | -100% |
| Long term assets held for sale | 0 | 0 | n.a. |
| | 1.782.404 | 1.761.206 | 1,2% |
| | | | |
| **Non-current assets** | | | |
| Biological assets | 28.981 | 34.585 | -16% |
| Marketable securities | 12.752 | 10.455 | 22% |
| Derivative financial instruments | 144 | 3.881 | -96% |
| Diferred taxes | 29.684 | 72.343 | -59% |
| Accounts receivable and other credits | 557.111 | 348.933 | 60% |
| Investment properties | 1.015.427 | 997.100 | 2% |
| Transactions with related parties | 3.177 | 2.680 | 19% |
| Investments | 7.698 | 5.609 | n.a. |
| Property, plant and equipment | 122.522 | 110.390 | 11% |
| Intangible assets | 985 | 1.104 | -11% |
| Using rights | 68.280 | 80.032 | -15% |
| | 1.846.761 | 1.667.112 | 10,8% |
| | | | |
| **Total assets** | 3.629.165 | 3.428.318 | 5,9% |

# 10 BALANCE SHEET - LIABILITIES

| Liabilities (R$ thousand) | 12/31/2021 | 06/30/2021 | Change |
|---|---|---|---|
| **Current liabilities** | | | |
| Trade accounts payable and other obligations | 196.270 | 186.890 | 5% |
| Loans, financing and debentures | 267.747 | 322.046 | -17% |
| Labor obligations | 10.746 | 22.536 | -52% |
| Derivative financial instruments | 38.213 | 48.574 | -21% |
| Other liabilities | 44.432 | 45.133 | -2% |
| Transactions with related parties | 7.330 | 5.568 | 32% |
| Lease liabilities | 21.479 | 30.545 | -30% |
| | 586.217 | 661.292 | -11,4% |
| **Non-current liabilities** | | | |
| Trade accounts payable and other obligations | 53.724 | 34.902 | 54% |
| Loans, financing and debentures | 320.173 | 341.135 | -6% |
| Diferred taxes | 21.541 | 26.714 | -19% |
| Lease liabilities | 177.700 | 168.450 | 5% |
| Derivative financial instruments | 5.707 | 1.965 | n.a. |
| Provision for legal claims | 1.639 | 1.445 | 13% |
| | 3.244 | 2.519 | 29% |
| Other liabilities | 7.744 | 7.295 | 6% |
| | 591.472 | 584.425 | 1,2% |
| **Total liabilities** | 1.177.689 | 1.245.717 | -5,5% |
| **Equity** | | | |
| Share Capital | 1.587.985 | 1.587.985 | 0% |
| | (11.343) | (11.343) | 0% |
| Capital reserves | (32.813) | (34.189) | -4% |
| Treasury shares | (40.085) | (40.085) | 0% |
| Profits reserves | 416.252 | 416.252 | 0% |
| Proposed additional dividends | - | 184.559 | -100% |
| Comprehensive Income | 124.272 | 79.422 | 56% |
| Accumulated profit | 407.208 | - | n.a. |
| **Total equity** | 2.451.476 | 2.182.601 | 12,3% |
| **Total liabilities and equity** | 3.629.165 | 3.428.318 | 5,9% |

brasilagro

# 11 CASH FLOW

| (R$ thousand) | 6M22 | 6M21 | Change |
|---|---|---|---|
| **CASH FLOW OF OPERATING ACTIVITIES** | | | |
| Profit (loss) for the period | 407.208 | 52.192 | 680% |
| **Adjustments to reconcile net income** | | - | |
| Depreciation and amortization | 68.637 | 41.906 | 64% |
| Farm Sales Gain | (251.534) | (5.795) | 4241% |
| Residual value of fixed and intangible assets | 546 | 5.077 | -89% |
| Written-off in investment properties | 6.744 | - | n.a. |
| Equity Pickup | 33 | 24 | 38% |
| Gain unrealized results with derivatives (Net) | 16.318 | 80.843 | -80% |
| Exchange rate, monetary and financial charges (Net) | 9.933 | 46.870 | -79% |
| Adjustment to present value for receivables from sale of farms, machinery and financial leasings | (42.377) | (77.130) | -45% |
| Share based Incentive Plan ("ILPA") | 1.376 | - | n.a. |
| Income and social contribution taxes | 37.740 | (27.765) | n.a. |
| Fair value of biological assets and agricultural products and depletion of harvest | (238.532) | (99.763) | 139% |
| Provision (Reversal) of impairment of agricultural products after harvest | 15.415 | (2.270) | n.a. |
| Allowance for doubtful accounts | (33) | 195 | n.a. |
| Provisions for lawsuits | 339 | (224) | n.a. |
| | **31.813** | **14.160** | **125%** |
| **Changes in the Short Term Operating Capital** | | | |
| Trade accounts receivable | (20.927) | 24.985 | n.a. |
| Inventories | 125.915 | 67.991 | 85% |
| Biological Assets | 24.351 | (10.526) | n.a. |
| Recoverable Taxes | 5.136 | (693) | n.a. |
| Derivative Transactions | (7.050) | (841) | n.a. |
| Other assets | (6.866) | 7.710 | n.a. |
| Suppliers | 57.335 | 18.988 | 202% |
| Related parties | 1.715 | 390 | 340% |
| Taxes payable | 24.167 | 16.863 | 43% |
| Income tax and social contribution | (5.937) | (5.763) | 3% |
| Labor obligations | (11.961) | (10.799) | 11% |
| Advance from customers | 5.564 | (5.213) | n.a. |
| Lease liabilities | (7.884) | 3.791 | n.a. |
| Other obligations | 4.136 | (2.450) | n.a. |
| | (145) | - | n.a. |
| **Net Cash generated by (used in) operating activities** | **219.362** | **118.593** | **85%** |
| **CASH FLOW OF INVESTMENT ACTIVITIES** | | | |
| Additions to immobilized and intangible | (29.502) | (11.273) | 162% |
| Additions to property for investments | (44.672) | (23.445) | 91% |
| Redemption of (investment in) marketable securities | 31.544 | 2.965 | 964% |
| Receivables from farm sale | 38.112 | 5.500 | 593% |
| **Net Cash generated by (used in) investment activities** | **(6.512)** | **(26.253)** | **-75%** |
| **CASH FLOW OF FINANCING ACTIVITIES** | | | |
| Loans and financing raised | 44.648 | 96.437 | -54% |
| Interest from Loans and Financing | (10.093) | (15.113) | -33% |
| Payment of loans and financing | (148.554) | (139.176) | 7% |
| Dividends paid | (259.978) | (39.693) | 555% |
| **Generated (provided) net cash by financing activities** | **(373.977)** | **(97.545)** | **283%** |
| **Increase (decrease) in cash and cash equivalents** | **(161.127)** | **(5.205)** | **n.a.** |
| **FX Variation in cash and cash equivalents** | **1.731** | **(2.019)** | **n.a.** |
| Cash and cash equivalents initial balance | 1.059.107 | 171.045 | 519% |
| Cash and cash equivalents final balance | 899.711 | 163.821 | 449% |
| | **(159.396)** | **(7.224)** | **n.a.** |

brasilagro